SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2025
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Article 157, §4º, of Law 6.404/76, and with Resolution of the Brazilian Securities Commission ("CVM") 44, dated August 23, 2021, informs its shareholders and the market in general as follows.

With respect to the buyback plan for the acquisition of up to six million, nine hundred and four thousand, one hundred and seventy (6,904,170) common shares issued by the Company (“Buyback Plan”), representing, on a fully diluted basis, approximately one percent (1%) of the total outstanding shares and of the free float, approved by the Board of Directors at a meeting held on May 12, 2025, as disclosed in the Material Fact released on May 12 and May 14, 2025, the Company hereby informs that:

(i)	transactions under the Buyback Plan will be intermediated by Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., enrolled with the Brazilian Taxpayers’ Registry (CNPJ) under No. 04.323.351/0001-94, with registered offices in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3.600, 6th floor, Itaim Bibi, ZIP Code 04538-132;

(ii)	the Buyback Plan will commence on May 21, 2025, and will remain in effect until November 12, 2026; and

(iii)	the consolidated information regarding the Buyback Plan required under Annex G of CVM Resolution No. 80, dated March 29, 2022, is attached hereto as Annex I to this Material Fact.

The Company will keep its shareholders and the market informed of any developments regarding the subject matter of this Material Fact.

São Paulo, May 19, 2025

DANIEL SZLAK

Chief Financial and Investor Relations Officer

Annex I

to the Material Fact disclosed on May 19, 2025

Annex G to CVM Resolution No. 80, dated March 29, 2022

Negotiation of Treasury Shares

1. Detailed justification of the purpose and expected economic effects of the transaction.

The Company intends to implement the Buyback Plan primarily to fulfill obligations under two long-term incentive plans – the Company’s Restricted Stock Plan and the Company’s Performance Share Plan – approved at the Company’s Extraordinary Shareholders’ Meeting held on April 29, 2025 ("LTIPs"). The Company may also hold the repurchased shares in treasury for future cancellation or sale.

Given the strategic decision not to issue new shares to meet obligations under the LTIPs, the buyback of outstanding shares is considered the most efficient mechanism to ensure delivery while preserving the capital structure and mitigating the financial exposure to share price volatility.

The transaction is structured accordingly and will be carried out based on available cash, without affecting regular operations. The expected economic effects include:

(a)	For shareholders:
•	mitigation of equity dilution risk, as the LTIPs will be settled with treasury shares rather than newly issued ones;
•	preservation of the Company’s capital structure, enhancing predictability and transparency in the strategic compensation policy; and
•	potential indirect appreciation of share value, insofar as the repurchase may signal financial soundness and commitment to sound governance practices.

(b)	For the Company:
•	minimization of financial impact from market fluctuations, by acquiring shares in advance for LTIP settlement;
•	adoption of a conservative capital management strategy, avoiding new share issuances and consequent changes in the shareholding structure; and
•	effective financial and budget planning tool, enabling prior cost control associated with the LTIPs, in line with capital discipline and alignment with shareholder interests.

2. Number of (i) outstanding shares and (ii) shares currently held in treasury.

As of the date hereof, the Company’s capital stock is composed of six hundred eighty-three million, five hundred nine thousand, eight hundred sixty-eight (683,509,868) registered, book-entry common shares with no par value, and one special-class preferred share held by the State of São Paulo (golden share). Of the total, six hundred eighty-three million, four hundred ninety-seven thousand and six (683,497,006) shares are outstanding, representing 99.998% of the total issued shares. There are no shares held in treasury.

3. Number of shares that may be acquired or sold.

Under the Buyback Plan, the Company may acquire up to six million, nine hundred four thousand, one hundred seventy (6,904,170) common shares issued by the Company, representing approximately one per cent (1%), on a fully diluted basis, of the Company’s total outstanding shares and of the free float.

4. Description of derivative instruments to be used, if any.

Not applicable. The Company will not use derivative instruments under the Buyback Plan.

5. Description of any agreements or voting guidelines with counterparties, if any.

Not applicable. Transactions will be carried out exclusively on B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and the Company does not know who the counterparties will be.

6. For off-exchange market transactions, inform: (a) maximum (minimum) acquisition (sale) price; and (b) if applicable, justification for prices more than 10% above in case of share acquisition or below the 10 in case of share sale, in relation to the day volume-weighted average price.

Not applicable. All transactions will be carried out exclusively through B3.

7. If applicable, the expected impact on the Company’s control structure or management structure.

Not applicable. No impact on the Company’s control structure or management structure is expected from the Buyback Plan.

8. Identification of counterparties, if known, and, if related parties, as defined on the respective accounting rules, information required under Article 9 of CVM Resolution No. 81.

Not applicable. Transactions will be conducted on B3 and the Company does not know the counterparties.

9. Destination of funds obtained, if applicable.

Not applicable. The Buyback Plan is not intended to raise funds. Acquired shares will be used for LTIP settlement and/or held in treasury for potential cancellation or future sale, with no reduction to the Company’s capital stock.

10. Maximum term for settlement of authorized transactions.

The maximum term for settlement is eighteen (18) months from May 21, 2025, ending on November 12, 2026. The Company’s Executive Board will determine, within the authorized limits, the appropriate timing and quantity of share acquisitions.

11. Identification of intermediary institutions, if any.

The transactions under the Buyback Plan will be intermediated by Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., enrolled with the Brazilian Taxpayers’ Registry (CNPJ) under No. 04.323.351/0001-94, with registered offices in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3.600, 6th floor, Itaim Bibi, ZIP Code 04538-132.

12. Specification of available funds to be used, pursuant to Article 8, paragraph 1, of CVM Resolution No. 77.

The Buyback Plan will be funded with available resources of the Company, as defined in Article 8, paragraph 1 of CVM Resolution No. 77, including capital and profit reserves, except those legally restricted (legal reserve, unrealized profit reserve, special reserve for undistributed mandatory dividends, and tax incentive reserves), as well as realized profits from the current fiscal year, after legal allocations, with no reduction of capital stock.

The Company’s Executive Board will verify the availability of such resources based on the annual, interim, or quarterly financial statements (ITR) disclosed prior to the transfer of ownership of the acquired shares to the Company.

13. Reasons why the Board of Directors is comfortable that the repurchase will not affect compliance with obligations to creditors or mandatory dividends.

The Board of Directors considered the Company’s current cash position, availability of unencumbered liquid resources, and short- and medium-term financial obligations when approving the Buyback Plan.

As of March 31, 2025, the Company’s cash and cash equivalents amounted to approximately ten times the total amount estimated for the approved repurchase.

Accordingly, the potential use of funds to repurchase, on a fully diluted basis, approximately one per cent (1%) of the Company’s total outstanding shares and of the free float, will not impair the Company’s ability to meet its financial obligations or to pay mandatory dividends under its bylaws and applicable law.

This conclusion is supported by the Company’s track record of cash generation, current liquidity level, and capital structure, which will remain solid even upon full execution of the Buyback Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 19, 2025

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.